

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Zach Bair
Chief Executive Officer
VNUE, Inc.
104 West 29th Street, 11th Floor
New York, NY 10001

> **Re: VNUE, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 15, 2022**
> **File No. 333-262712**

Dear Mr. Bair:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 15, 2022

Cover Page

1. Please remove the filing fee table from the cover page and only file as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Prospectus Summary
Description of the Equity Financing Agreement, page 3

2. We note your disclosure that the "maximum amount that the Company shall be entitled to put to GHS in each put notice shall not exceed three hundred percent (200%) of the average daily trading dollar volume of the Company's Common Stock . . . " (emphasis added). Please revise to ensure consistency in your disclosure of the maximum amount

per put notice, as your disclosure here references both three hundred and two hundred percent, while your disclosure in the form of equity financing agreement filed as exhibit 10.17 only refers to a two hundred percent threshold. Please make conforming changes on page 46. In addition, please revise your disclosure on page 23 to state that the purchase price of the common stock is set at 80%, to the extent correct, as the current disclosure states that it is 85%. Additionally, your discussion of the Commitment Shares does not clarify whether you have issued such shares yet. In this regard, section 2.7 of the form of equity financing agreement indicates that you already issued the one percent in an amount of 29,069,768 shares to GHS on June 6, 2022, and your disclosure indicates that they shall be issued upon execution of the agreements (which are dated June 6, 2022) but that they are also not yet issued according to footnote (4) on page 22. Revise your disclosure to clarify and ensure consistency with your filed agreement.

Risk Factors

"Our existing stockholders will experience significant dilution from the merger and conversion of existing preferred stock . . . ", page 13

3.   We note your disclosure that you "are required to issue 212,528,950 shares of common stock as a result of the conversion of 4,250,579 shares of Series A Preferred Stock, 608,845,939 as a result of the conversion of 2,061 shares of our common stock, and 3,000 shares of our common stock as a result of the conversion of 3,000 shares of common stock" (emphasis added). Please revise your disclosure to clarify that you have 2,061 shares of Series B Convertible Preferred Stock outstanding (emphasis added), if true, as you disclose on page 22, and also clarify that you have 3,000 shares of Series C Preferred Stock (preferred stock), if true, as you disclose on page 26. Please also revise to clarify whether you are currently required to issue the foregoing common shares, or alternatively, if you may be required to issue such shares as a result of future conversions of the specified convertible securities.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4.   Please file the executed copies of the equity financing agreement and registration rights agreement. In this regard, we note that exhibits 10.17 and 10.18 only provide the forms of such agreements.

5.   We note your response to comment 2 and we reissue the comment in-part. Please file the consent of BF Borgers CPA PC, related to its audit report dated February 11, 2022 for the financial statements of Stage It Corp. as of December 31, 2020 and 2019, included in your filing. In this regard, we note that the consent filed as Exhibit 23.1 only refers to the audit report dated April 8, 2021, relating to the financial statements of VNUE Inc.

Zach Bair
VNUE, Inc.
June 29, 2022
Page 3

You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Doney